SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

SCHEDULE TO

(Amendment No. 3)

____________

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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PRIME ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G72436101

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(CUSIP Number of Class of Securities)

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William Tsu-Cheng Yu
+886-9-7232-8345
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, China 050011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

____________

CALCULATION OF FILING FEE

Transaction valuation* $30,380,329.38	Amount of filing fee(1) $4,143.88

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 3,031,969 outstanding ordinary shares of Prime Acquisition Corp., par value $0.001 per share, at the tender offer price of $10.02 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

(1) Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Prime Acquisition Corp, a Cayman Islands company (the “Company”), on February 26, 2013 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed on March 18, 2013 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed on March 28, 2013 (“Amendment No. 2”) (Amendment No. 1 and Amendment No. 2, together with the Original Schedule TO and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding ordinary shares issued in the Company’s initial public offering, par value $0.001 per share (the “Shares”), at a price of $10.02 per shares in cash, without interest.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated February 25, 2013 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith. You should read this Amendment together with the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Based on information provided by American Stock Transfer & Trust Company, LLC (the “Depositary”), pursuant to the terms of the Offer, 3,009,255 Shares were tendered for an aggregate purchase price of $30,152,735.10. The Company has accepted for redemption all of the Shares validly tendered and not withdrawn. On March 27, 2013, the Company issued a press release announcing the results of the special meeting of shareholders convened on March 27, 2013 to extend the Company’s existence for an additional six months past the current March 30, 2013 termination date, and on March 28, 2013, the Company issued a press release announcing the final results of the Offer. A copy of the March 28, 2013 press release is filed as Exhibit (a)(5)(G) to this Amendment and is incorporated by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.	Exhibits.

 Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(G):

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated February 25, 2013.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on August 8, 2012, August 9, 2012, October 18, 2012, November 14, 2012, November 23, 2012, November 21, 2012 and February 25, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).

(a)(5)(B)*	Press Release, dated February 25, 2013.

(a)(5)(C)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 8, 2013 and March 18, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).
(a)(5)(D)*	Press Release, dated March 8, 2013.
(a)(5)(E)*	Press Release, dated March 18, 2013.
(a)(5)(F)*	Press Release, dated March 27, 2013.
(a)(5)(G)	Press Release, dated March 28, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.
(d)(2)*	Form of Amendment to the Investment Management Trust Agreement, dated March 25, 2011, by and between Prime Acquisition Corp. and American Stock Transfer and Trust Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIME ACQUISITION CORP.

By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer

Date: March 29, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer Letter dated February 25, 2013.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on August 8, 2012, August 9, 2012, October 18, 2012, November 14, 2012, November 23, 2012, November 21, 2012 and February 25, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).
(a)(5)(B)*	Press Release, dated February 25, 2013.
(a)(5)(C)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 8, 2013 and March 18, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).
(a)(5)(D)*	Press Release, dated March 8, 2013.
(a)(5)(E)*	Press Release, dated March 18, 2013.
(a)(5)(F)*	Press Release, dated March 27, 2013.
(a)(5)(G)	Press Release, dated March 28, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.
(d)(2)*	Form of Amendment to the Investment Management Trust Agreement, dated March 25, 2011, by and between Prime Acquisition Corp. and American Stock Transfer and Trust Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.